SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 22, 2011

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:

Nokia stock exchange release dated June 22: Nokia and Accenture finalize Symbian software development and support services outsourcing agreement

STOCK EXCHANGE RELEASE

June 22, 2011

Nokia and Accenture finalize Symbian software development and support services outsourcing agreement

Nokia Corporation
Stock exchange release
June 22, 2011 at 09:00 (CET +1)

Espoo, Finland - Nokia (NYSE: NOK) and Accenture (NYSE: ACN) have finalized an agreement for Nokia to outsource Symbian software development and support activities to Accenture.  Plans of the agreement were first announced on April 27, 2011.

Under the agreement, Accenture will provide Symbian based software development and support services to Nokia through 2016. Approximately 2,800 Nokia employees located in China, Finland, India, United Kingdom and the United States, are expected to transfer to Accenture at closing, which is expected to take place in the early part of October, 2011.

“We look forward to partnering with Nokia as they continue to support Symbian and transition to the Windows Phone ecosystem,” said Marty Cole, chief executive, Accenture Communications and High Tech group. “The highly skilled group of technologists and engineers transferring to Accenture will complement our current mobility skills and enhance the breadth, depth and scale of our capabilities, allowing us to meet the growing global demand for mobility services across many industries.”

The agreement calls for Accenture to support and further develop Nokia’s Symbian platform and to become the preferred supplier to Nokia on their transition to Windows Phone.  Accenture will seek opportunities to leverage transferring employee skills and capabilities to provide mobility software, business and operational services around the Windows Phone platform to Nokia and other ecosystem participants. Accenture will also seek to retrain and redeploy transferred employees.

“Our collaboration with Accenture allows us to meet our ongoing commitment to support our Symbian smartphone customers and continue to leverage the talent that has the deepest experience on the platform,” said Jo Harlow, executive vice president for Smart Devices, Nokia.  “As we move our primary smartphone platform to Windows Phone, we will look to explore potential opportunities to tap this talent pool as they develop and expand their knowledge and capabilities beyond Symbian.”

Accenture will also work with Avanade, a technology service company that is majority-owned by Accenture and focuses on Microsoft technologies, to provide further services to Nokia.

The definitive agreement includes customary closing conditions.

About Accenture

Accenture is a global management consulting, technology services and outsourcing company, with more than 215,000 people serving clients in more than 120 countries.  Combining unparalleled experience, comprehensive capabilities across all industries and business functions, and extensive research on the world’s most successful companies, Accenture collaborates with clients to help them become high-performance businesses and governments.  The company generated net revenues of USD21.6 billion for the fiscal year ended Aug. 31, 2010.  Its home page is www.accenture.com.

Accenture is focused on enabling its clients to achieve breakthrough growth throughout the rapidly changing mobile ecosystem.  The Accenture Mobility Services group offers five mobility services including consulting, software services—applications, software services—devices and platforms, managed services, and business integration services. These are designed to help organizations embrace business to employee (B2E), business to consumer (B2C), business to business (B2B) and machine to machine (M2M) business opportunities.  Accenture offers mobility and embedded software services across a wide range of industries and platforms, including Symbian, WinMo (Microsoft Windows® Mobile), Windows Phone, Android™, Blackberry®, iPhone®, Java™, Linux, Meego™.

About Nokia

Nokia is committed to connecting people to what matters to them by combining advanced mobile technology with personalized services. More than 1.3 billion people connect to one another with a Nokia, from our most affordable voice-optimized mobile phones to advanced Internet-connected smartphones sold in virtually every market in the world. Through Ovi (www.ovi.com), people also enjoy access to maps and navigation on mobile, a rapidly expanding applications store, a growing catalog of digital music, free email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, and Nokia Siemens Networks is one of the leading providers of telecommunications infrastructure hardware, software and professional services globally.

FORWARD LOOKING STATEMENTS

Except for the historical information and discussions contained herein, statements in this news release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, A) the plans and terms of the collaboration between Nokia and Accenture (referred to below as the “transaction”); B) the timing and expected benefits of the planned transaction, including expected operational and financial benefits of the transaction to either of the parties or their employees, C) the plan to seek opportunities to retrain and redeploy employees being transferred and D) any statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions  These statements are not guarantees of future performance and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied.  Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.  Risks, uncertainties and other factors that might cause actual results to differ from those expressed or implied include, but are not limited to risks that: 1) Accenture and Nokia will not be able to close the planned transaction in the time period anticipated, or at all; 2) the planned transaction might not achieve the anticipated benefits for Accenture or for Nokia or the employees being transferred to Accenture, including the plans to seek opportunities to retrain and redeploy these employees; 3) Accenture’s results of operations could be negatively affected if Accenture cannot expand and develop its services and solutions in response to changes in technology and client demand; 4) Nokia’s results of operations could be negatively affected if Nokia cannot continue to serve its Symbian customers in the same or in an improved manner than before the planned transaction; 5) Nokia’s results of operations could be negatively affected if it was not able to maintain the viability of its current Symbian smartphone platform, including but not limited to the targeted levels of sale of Symbian products; 6) Accenture’s growth and ability to compete may be adversely affected if Accenture cannot attract, retain and motivate employees or efficiently utilize their skills, including those personnel currently employed by the Nokia unit; 7) the risks, uncertainties and other factors discussed under the “Risk Factors” heading in Accenture’s most recent annual report on Form 10-K and other documents filed with or furnished to the Securities and Exchange Commission as well as 8) the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.”  Statements in this press release speak only as of the date they were made. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect (including, without limitation, assumptions regarding the number of transferred employees likely to be redeployed and the financial assumptions underlying the structure and economic terms of the transaction) also could cause actual results to differ materially from those in the forward-looking statements.  Accenture or Nokia undertakes no duty to publicly update or revise any forward-looking statements made in this news release or to conform such statements to new information, future events, actual results or changes in Accenture’s or Nokia’s expectations, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Accenture

Press Office

Tel. +358 2057 26049

Email: pressoffice.fi@accenture.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2011	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Director, Corporate & Securities, Legal & IP